UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Allscripts Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P 10 8

(CUSIP Number)

Michael McAlevey

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

(203) 373-2967

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York  10020

(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 627

	8.	Shared Voting Power Common Stock: 2,429,763

	9.	Sole Dispositive Power 627

	10.	Shared Dispositive Power Common Stock: 2,429,763

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,430,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 4.66%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDX Systems Corporation 03-0222230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 2,429,763

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 2,429,763

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,429,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 4.66%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDX Investment Corporation 03-0349421

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 2,429,763

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 2,429,763

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,429,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 4.66%

14.	Type of Reporting Person (See Instructions) CO

This statement to Schedule 13D (this Statement) relates to a Schedule 13D filed on behalf of IDX System Corporation, a Vermont corporation (IDX), with the Securities and Exchange Commission (the SEC) on January 18, 2001 (the Original Schedule 13D), with respect to the Common Stock, par value $0.01 per share, of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the Company), as amended by amendments to the Original Schedule 13D filed on March 20, 2002, February 28, 2005 and July 13, 2005, in each case, on behalf of IDX and IDX Investment Corporation, a Vermont corporation and wholly-owned subsidiary of IDX (IIC), and Amendment No. 4 filed on January 27, 2006 (Amendment No.4) and Amendment No. 5 filed on March 3, 2006, in each case, on behalf of General Electric Company, a New York corporation (General Electric), IDX and IIC (collectively, the Reporting Persons). As disclosed in Item 2 of Amendment No. 4,  IDX and IIC became wholly-owned subsidiaries of General Electric on January 4, 2006 as a result of an Agreement and Plan of Merger dated as of September 28, 2005, by and among General Electric, Igloo Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of General Electric, and IDX (the IDX Merger).

Item 4 is hereby amended as follows:

Item 4.	Purpose of Transaction

On May 8, 2006, the Reporting Persons sold 3,397,375 shares of Common Stock of the Company at a price of $17.75 per share.
Item 5 is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) - (b)  General Electric, IDX and IIC are beneficial owners of 2,429,763 shares of the Company's Common Stock and General Electric is, in addition, a beneficial owner of another 627 shares of the Company's Common Stock, which represents, in the aggregate, approximately 4.66% of the outstanding shares of Common Stock of the Company. 2,429,763 of these shares are owned directly by IIC, a wholly-owned subsidiary of IDX, which became a wholly-owned subsidiary of General Electric on January 4, 2006 as a result of the IDX Merger. General Electric and IDX are therefore indirect beneficial owners of 2,429,763 of these shares and have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, such shares. GE Healthcare Financial Services, a unit of General Electric, owns 627 shares of the Company's Common Stock and, as a result, General Electric has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, those shares. The beneficial ownership percentage amount reported above is based upon 52,083,351 shares of Common Stock of the Company issued and outstanding as of April 12, 2006, as reported by the Company in its proxy statement filed with the SEC on Schedule 14A on April 27, 2006.

(c) Except as described above in Item 4 and this Item 5, which are incorporated herein by reference, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Company during the past 60 days.

(d) None.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Company on May 8, 2006.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of May 9, 2006 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:	/s/ Barbara A. Lane
Name: Barbara A. Lane
Title: Attorney-In-Fact

IDX Systems Corporation

By:	/s/ Scott Mendel
Name: Scott Mendel
Title: Treasurer

IDX Investment Corporation

By:	/s/ Scott Mendel
Name: Scott Mendel
Title: Treasurer

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Amendment No.6 to Schedule 13D is hereby filed on behalf of each of us.

Dated:    May 9, 2006

General Electric Company

By:	/s/ Barbara A. Lane
Name: Barbara A. Lane
Title: Attorney-In-Fact

IDX Systems Corporation

By:	/s/ Scott Mendel
Name: Scott Mendel
Title: Treasurer

IDX Investment Corporation

By:	/s/ Scott Mendel
Name: Scott Mendel
Title: Treasurer